Filed Pursuant to Rule 424(b)(3) Registration No. 333-61726

StemCells, Inc.

Prospectus Supplement
(To Prospectus Dated July 2, 2001)

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     We delivered a draw down notice to Sativum Investments Limited, dated as of December 10, 2002, in connection with the common stock purchase agreement dated as of May 10, 2001 evidencing an equity line facility between us and Sativum. In the draw down notice, we notified Sativum that we are exercising our right to sell up to $263,000 of our common stock to Sativum based on the formula in the stock purchase agreement, during the 20 trading days beginning on December 11, 2002. Because we specified in the draw down notice that the minimum market-based price per share at which we would sell our common stock to Sativum in the draw down was $1.07, because the market-based price of our common stock was less than $1.07 for certain trading days during the relevant period, and because December 24 was a short trading day and therefore excluded from the draw-down, the total investment amount was reduced to $184,101. During the first settlement period, Sativum purchased a total of 107,812 shares of our common stock at an average purchase price of $1.0977 per share, net of Sativum’s discount of six percent. Our placement agents, Pacific Crest Securities, Inc. and Granite Financial Group, Inc. received $2,367 and $1,184, respectively, as placement fees in connection with this draw down, resulting in net proceeds to us of $113,800 for the first settlement period after paying escrow fees. During the second settlement period, Sativum purchased a total of 58,516 shares of our common stock at an average purchase price of $1.1236 per share, net of Sativum’s discount of six percent. Pacific Crest and Granite received $1,315 and $658, respectively, as placement fees in connection with this portion of the draw down period, resulting in net proceeds to us on January 13, 2003 of $62,778 for the second settlement period after paying escrow fees.

     The attached prospectus relates to the resale of shares acquired by Sativum pursuant to the stock purchase agreement. Because Sativum may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that it will hold after the completion of the offering.

     We expect to use the proceeds of this sale of common stock primarily for general corporate purposes. We will not receive any proceeds from the resale of our common stock by Sativum.

Recent Development

     As we previously reported, the Nasdaq Stock Market approved our application to transfer the listing of our common stock from the National Market to the SmallCap Market, effective December 23, 2002 at the opening of business.

The date of this prospectus supplement is January 13, 2003